AMENDMENT OF LISTING STATUS ON THE JSE LIMITED

July 4, 2014, Johannesburg: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX; NYSE MKT; JSE: ATL) is pleased to announce that following approval by the Company’s shareholders at the Annual General and Special Meeting of the Company held on Friday, June 27, 2014, the Company’s listing status on the JSE Limited (“JSE”) has been amended from primary to secondary status with effect from July 3, 2014. This allows Atlatsa to comply only with the listing requirements of the Toronto Stock Exchange on which the Company maintains its primary listing, save as otherwise specifically provided for in the Listings Requirements of the JSE.

For more information please contact:

On behalf of Atlatsa:

Prudence Lebina
Office: +27 11 779 6800
Mobile: +27 82 933 3390

Macquarie First South Capital
Annerie Britz
Office: +27 11 583 2000

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Prudence Lebina, Head of Investor Relations	Charmane Russell/ Pam	Annerie Britz
Office: +27 11 779 6800	McLeod	Office: +27 11 583 2000
Mobile: +27 82 933 3390	Office: +27 11 880 3924